Exhibit 99.1

WIND ACQUISITION FINANCE S.A. ANNOUNCES THE PRICING

OF €775 MILLION SENIOR SECURED NOTES OFFERING

Luxemburg, Grand Duchy of Luxembourg – March 12, 2015

Wind Acquisition Finance S.A. (“WAF”) announced today the pricing of an offering of €775 million Senior Secured Notes, guaranteed by WIND Telecomunicazioni S.p.A. (“WIND”), in a combination of €400 million euro-denominated Euribor plus 4.125% Floating Rate Notes due 2020 and a tap issue of €375 million of WAF’s currently outstanding euro-denominated 4% Senior Secured Notes due 2020, offered at 101.25 with a YTW of 3.60% (the “Offering”). In light of the very strong demand the Offering of €600 million was increased to €775 million.

Proceeds from the Offering will be lent by WAF to WIND. WIND will utilize the funds from the WAF loan, along with €500 million of the expected €693 million of proceeds from the previously announced planned sale of a 90% stake in its towers subsidiary and expected borrowings of €700 million under its new amended and restated senior facilities to refinance its existing Senior Facilities Agreement (the “refinancing”).

The refinancing will further optimize the capital structure of WAF and WIND by further reducing interest costs by approximately €25 million per annum, in addition to the approximate €300 million interest savings achieved through the refinancing transactions in 2014, and by extending maturities. Additionally, the use of the towers sale proceeds to repay debt and the increased cash flows resulting from the refinancing will enable the WIND Group to enhance its deleveraging process.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release may include projections and other “forward-looking” statements within the meaning of applicable securities laws. Any such projections or statements reflect the current views of WAF and WIND about further events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

This press release shall not be considered an “offer of securities to the public” for purposes of the Luxembourg law on prospectus for public offering dated 10 July 2005 or of the Italian legislative decree no. 58 dated 24 February 1998, or give rise to or require a prospectus in an EU member state which has implemented the prospectus directive.

Within the United Kingdom, this announcement is directed only at persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“relevant persons”). The investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and person who receive this announcement who are not relevant persons should not rely or act upon it.